Exhibit 99.1

CureVac Announces Financial Results for the Second Quarter and First Half of 2023
and Provides Business Update

•	Initiated Phase 2 study in COVID-19 with monovalent and bivalent, modified mRNA vaccine candidates; continued execution on infectious disease development program in collaboration with GSK

•	Initiated Phase 1 study of cancer vaccine candidate, CVGBM, for surgically resected glioblastoma; recruitment of second dose cohort well on track

•	Broadened position in patent litigations by expanding the scope and asserting new intellectual property rights in Germany and the U.S.

•	Public hearing held before the Regional Court Düsseldorf as part of German patent litigation against Pfizer/BioNTech

•	Cash and cash equivalents position of €537.9 million as of June 30, 2023

TÜBINGEN, Germany/BOSTON, USA – August 17, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the second quarter and first half of 2023 and provided a business update.

“During the first six months of 2023, we continued building on the momentum from the strong start to the year. In particular, our clinical development programs in prophylactic vaccines, in collaboration with GSK, and our in-house cancer vaccine programs are advancing well and are on track since the start of clinical trials with differentiated candidates based on our advanced second-generation mRNA backbone. The Phase 2 study in COVID-19, assessing booster doses of mono- and bivalent mRNA vaccine candidates, is expected to provide data early in the first half of 2024. In oncology, our Phase 1 study in patients with resected glioblastoma has progressed through the first dose cohort without safety concerns, enabling opening of the second dose patient cohort,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “Our unwavering commitment to innovation has enabled us to further expand our intellectual property portfolio, strengthening our mRNA technology ownership. Accordingly, we recently bolstered our position in the litigations in Germany and the U.S. by asserting new intellectual property rights, demonstrating that we continue to be at the forefront of innovation in the mRNA field.”

“After successfully raising $250 million in gross proceeds through a follow-on offering during the first quarter of 2023, we are focused on executing on our programs and priorities and continuing CureVac’s transformation from a research-oriented to a fully integrated and commercial-ready biopharma company,” said Pierre Kemula, Chief Financial Officer of CureVac. “We continue to grow the company, expand our competencies and advance our pipeline to deliver on the broad promise of mRNA technology.”

Selected Business Updates

Prophylactic Vaccines

Executing on Broad Second-Generation mRNA Vaccine Program, Jointly Developed with GSK

CureVac continues to advance its broad clinical development program in prophylactic vaccines in collaboration with GSK. Positive preliminary data reported in early 2023 from Phase 1 studies with modified, monovalent mRNA candidates in COVID-19 and flu provided strong validation of CureVac’s mRNA technology platform. All jointly tested candidates are based on CureVac’s proprietary second-generation mRNA backbone, targeting improved intracellular mRNA translation for early and strong immune responses. The second-generation mRNA backbone is expected to enable protection against one or more emerging COVID-19 variants or multiple strains of other infectious diseases, such as flu, with potential for combination vaccines against multiple different viruses as well.

On August 1, CureVac announced dosing of the first participant in a Phase 2 study of monovalent and bivalent modified mRNA COVID-19 vaccine candidates, developed in collaboration with GSK. The Phase 2 study will evaluate safety, reactogenicity and immune responses of single booster doses of two modified mRNA COVID-19 vaccine candidates. The monovalent candidate, CV0601, encodes the spike protein of the omicron BA.4-5 variant. In line with the current standard of care, the bivalent candidate, CV0701, encodes the spike protein of both the omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. The study is active-controlled, including a licensed bivalent COVID-19 comparator vaccine. Enrollment started at clinical sites in Australia. The study is expected to enroll approximately 415 healthy adult participants. An initial data readout of the study is expected early in the first half of 2024.

Oncology

Broadening of Oncology Footprint with mRNA Cancer Vaccines

CureVac continues to execute on its strategy to develop the next generation of targeted mRNA-based cancer vaccines and expand in the oncology area with its differentiated antigen discovery approach. An initial portfolio of cancer vaccine candidates will be based on CureVac’s second-generation mRNA backbone, which recently established clinical validation in prophylactic vaccines. CureVac focuses on two approaches: 1) the development of off-the-shelf cancer vaccines based on tumor antigens shared across different cancer indications and 2) the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile.

CureVac entered the execution phase of its cancer vaccine development strategy with the start of a Phase 1 study in patients with resected glioblastoma. Dosing of the first patient with its cancer vaccine candidate, CVGBM, was announced on June 20. Since then, recruitment has successfully progressed without safety concerns at the doses tested to date. CVGBM is based on CureVac’s proprietary second-generation mRNA backbone and features a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated relevance in glioblastoma.

The open-label study evaluates the safety and tolerability of CVGBM in up to 54 patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. The study is being conducted in Germany, Belgium and the Netherlands. CVGBM is administered as a monotherapy after surgical resection and completion of radiotherapy with or without chemotherapy. The study consists of two parts, a dose-escalation part (Part A) and a dose-expansion part (Part B). In the initiated Part A, patients will receive a total of seven intramuscular administrations of CVGBM at escalating doses in the range of 12 to 100 µg on days 1, 8, 15, 29, 43, 57, and 71. In patients without disease progression, vaccinations can continue beyond day 71 every 6 weeks until one year after the first CVGBM vaccination, disease progression or undue toxicity. More information can be found at clinicaltrials.gov (NCT05938387). A first data readout is expected in the second half of 2024.

Interested patients and doctors seeking further information, please contact:
zno@med.uni-tuebingen.de, subject: ‘CureVac Study’

Protection of Intellectual Property Rights

Over the last 23 years, CureVac has developed proprietary foundational technology related to mRNA design, delivery and manufacturing that has materially contributed to the development of safe and efficacious COVID-19 vaccines.

German patent litigation against Pfizer/BioNTech moved forward with a public hearing before the Regional Court Düsseldorf on August 15. The hearing covered the four intellectual property rights under which CureVac originally filed for patent infringement in June 2022, as well as a fifth intellectual property right, which was added by CureVac as announced in May 2023. During the hearing, the court announced that a ruling on infringement or suspension for these five intellectual property rights will be given for four of these rights at the end of September and in respect of EP1857122 at the end of December.

On July 13, CureVac announced that it had strengthened its position in the ongoing patent litigations with Pfizer/BioNTech in Germany and the U.S. by asserting new intellectual property rights, expanding the scope of both cases.

In Germany, the previously asserted five intellectual property rights were extended by three more recent intellectual property rights: DE202021004123U1 and DE202021004130U1, providing protection to COVID-19 variant adapted vaccines, including the Omicron and XBB1.5 variants, and EP4023755, relating to split poly A tail mRNA vaccines. The three newly asserted intellectual patent rights will be considered at a separate hearing expected to be held in 2024.

In the U.S., CureVac’s counterclaim alleging infringement of nine U.S. patents was broadened by asserting a tenth patent (US11667910), which relates to mRNA purification methods, a critical part of the overall mRNA manufacturing process.

CureVac does not seek an injunction nor intend to take legal action that impedes the production, sale or distribution of Comirnaty® by BioNTech and its partner Pfizer. Rather, CureVac seeks recognition that the development of safe and efficacious COVID-19 vaccines is based on decades of scientific research and innovation. CureVac, as the earliest pioneer in mRNA technology, continues to be at the forefront of innovation in the mRNA field. Accordingly, CureVac’s intellectual property rights need to be acknowledged and respected in the form of fair compensation that enables reinvestment into the advancement of mRNA technology and the ongoing development of new classes of life-saving medicines.

Financial Update for the Second Quarter and First Half of 2023

Cash Position

Cash and cash equivalents amounted to €537.9 million at the end of June 2023, increasing from €495.8 million at the end of 2022. The increase was mainly driven by €219.8 million in net proceeds raised in a follow-on offering during February 2023. In the first six months of 2023, cash used in operations was mainly allocated to payments in connection with ongoing R&D activities, for expenditures for CureVac’s GMP IV manufacturing facility and the purchase of raw materials.

Revenues

Revenues amounted to €7.6 million and €14.7 million for the three and six months ended June 30, 2023, representing a decrease of €12.5 million and €29.8 million, or 62.2% and 67.0%, from €20.1 million and €44.5 million for the same period in 2022.

The decrease was primarily driven by lower revenues from the two GSK collaborations. For both GSK collaboration agreements, total revenues of €12.8 million were recognized for the six months ending June 30, 2023, compared to €43.0 million in the prior year period, when an important part of the milestone related to starting the flu clinical trial in Panama was recognized.

Operating Result

Operating loss amounted to €71.8 million and €132.2 million for the three and six months ended June 30, 2023, representing an increase of €11.5 million and €56.6 million from €60.3 million and €75.6 million for the same period in 2022.

The operating result was affected by several key drivers:

•	Cost of sales decreased primarily in relation to lower write-off of raw materials. In addition, the first six months of 2022 were impacted by additional costs related to the termination of CMO activities for the first generation COVID-19 vaccine.

•	Research and development expenses increased primarily with enhanced activity in infectious disease and oncology R&D projects and development of the workforce. The first six months of 2022 were positively impacted by €21.3 million related to the reversal of an outstanding CRO provision. Additionally, in the first half year of 2022, Research and Development costs were positively impacted by one-off net gain for a change in the contract termination provision resulting primarily in GSK taking over from the Company committed capacity at a CMO.

•	In the first half year of 2022, other income was positively impacted by one-off compensation from GSK amounting to €32.5 million for reimbursement of prepayments and production set-up activities at a CMO.

Financial Result (Finance Income and Expenses)

Net financial result for the three and six months ended June 2023 amounted to €4.4 million and €7.4 million, or an increase of €1.7 million and €4.6 million from €2.7 million and €2.8 million for the same period in 2022. This was mainly driven by interest income on cash investments.

Pre-Tax Loss

Pre-tax loss was €67.4 million and €124.8 million for the three and six months ended June 2023, compared to €57.6 million and €72.8 million in the same period of 2022.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2022	June 30, 2023
Cash and Cash Equivalents	495.8	537.9

	Three months ended June 30,
(in € millions)	2022	2023
Revenue	20.1	7.6
Cost of Sales, Operating Expenses & Other Operating Income	-80.4	-79.4
Operating Result	-60.3	-71.8
Financial Result	2.7	4.4
Pre-Tax Loss	-57.6	-67.4

	Six months ended June 30,
(in € millions)	2022	2023
Revenue	44.5	14.7
Cost of Sales, Operating Expenses & Other Operating Income	-120.1	-146.9
Operating Result	-75.6	-132.2
Financial Result	2.8	7.4
Pre-Tax Loss	-72.8	-124.8